SEC FILE NO. 70-9885


                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                                OF COMPLETION OF

                                  TRANSACTIONS





                                FIRSTENERGY CORP.
                      JERSEY CENTRAL POWER & LIGHT COMPANY

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


In the Matter of                     )
FirstEnergy Corp. and                )    Certificate Pursuant
Jersey Central Power & Light Company )    to Rule 24 of
SEC File No. 70-9885                 )    Completion of
                                     )    Transactions
(Public Utility Holding Company      )
 Company Act of 1935)                )




TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      The undersigned, FirstEnergy Corp. ("FirstEnergy") and Jersey Central Power & Light Company ("JCP&L" and, together with FirstEnergy, "Applicants"), hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended (the "Act"), that the transactions authorized by the Commission's Order, dated June 5, 2002 (the "Order"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, as amended, in SEC File No. 70-9885, as follows:

      1. On June 11, 2002, JCP&L Transition Funding LLC (the "SPE"), a direct subsidiary of JCP&L and an indirect subsidiary of FirstEnergy, issued and sold $320,000,000 aggregate principal amount of its transition bonds.

      2. On June 11, 2002, the SPE entered into a service agreement ("Service Agreement") under which JCP&L will receive an annual fee of $400,000 for services provided to the SPE. The compensation under the Service Agreement may not comply with the at-cost requirements of section 13(b) of the Act and rules 90 and 91 thereunder, as authorized in the Order.

      3.  On  June  11,  2002,  JCP&L   capitalized  the SPE  through  a  direct
contribution of $1.6 million.

      4.  The following exhibits are filed in Item 6:

          F-1(a)   "Past-tense" opinion of Thelen Reid & Priest LLP.

          F-2(a)   "Past-tense" opinion of Gary D. Benz, Esq.

                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                        FIRSTENERGY CORP.
                        JERSEY CENTRAL POWER & LIGHT COMPANY



                         /s/  Harvey L. Wagner
                        ------------------------------------
                              Harvey L. Wagner
                              Vice President and Controller



Date:  June 24, 2002